October 9, 2009
VIA EDGAR AND OVERNIGHT COURIER
Jim B. Rosenberg, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GeoVax Labs, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 File No.: 000-52091
Dear Mr. Rosenberg,
     This letter is in response to your letter dated September 29, 2009, which GeoVax Labs, Inc. (the “Company”) received by fax on September 25, 2009. Our responses to each of your comments are set forth below.
Item 1. Business
Intellectual Property, page 8
1.	Please expand your disclosure to include the amount of aggregate potential milestone payments you may be required to make under the Emory License, any payments made to date, the aggregate maintenance fees, termination provisions, the running royalty percentages of net sales as set forth on Exhibit B of the license agreement and the sublicensing royalty rate.
Response:
We intend to include the expanded disclosure in our Form 10-K for the Fiscal Year Ending December 31, 2009. We expect our disclosure to appear in all material respects as set forth below. Please note that, for the Staff’s convenience, we have included below the existing, as well as the expanded, disclosure under “Intellectual Property” as it pertains to our license agreement with Emory University.
We are the exclusive, worldwide licensee of a number of patents and patent applications (the “Emory Technology”) owned, licensed or otherwise controlled by Emory University (“Emory”) for HIV and smallpox vaccines pursuant to a License Agreement originally entered into on August 23, 2002 and restated on June 23, 2004 (the “Emory License”). Through the Emory License we are also a non-exclusive licensee of patents owned by the NIH related to the ability of our MVA vector vaccine as a vehicle to deliver HIV virus antigens, and also to induce an immune response in humans. All of our obligations with respect to the NIH —owned patents are covered by the Emory License. Currently, there are 4 issued patents and 6 pending patent applications in the United States subject to the Emory License, as well as 2 issued patents and 26 pending patent applications in other countries. The 4 issued patents expire in 2026. The Emory License expires on the expiration date of the last to expire of the patents licensed thereunder including those that are issued on patents pending; we will therefore not know the final termination date of the Emory License until such patents are issued. The Company may terminate the Emory License upon three months’ written notice. The Emory License also contains standard provisions allowing Emory to terminate upon breach of contract by GeoVax or upon the Company’s insolvency or bankruptcy.
GeoVax Labs Inc. • 1256 Briarcliff Road • Atlanta Georgia 30306 USA • 404.727.0971 tel • 404.712.9357 fax • www.geovax.com

The Emory License, among other contractual obligations, requires payments based the following:
•	Milestone Payments. An aggregate of $3,450,000 is potentially due to Emory in the future upon the achievement of clinical development and regulatory approval milestones as defined in the agreement. To date, we have paid a nominal milestone fee of $1.00 upon entering Phase 2 clinical trials for our preventative HIV/AIDS vaccine.

•	Maintenance Fees. The Company has achieved the specified milestones and met its obligations with regard to the related payments, and no maintenance fees are (or will be) owed to Emory.

•	Royalties. Upon commercialization of products covered by the Emory License, we will owe royalties to Emory of between 5% and 7.5% (depending on annual sales volume) of net sales made directly by GeoVax. The agreement also requires minimum annual royalty payments of $3 million in the third year following product launch, increasing annually to $12 million in the sixth year.

•	Sublicense Royalties. In the event that we sublicense a covered product to a third party, we will owe royalties to Emory based on all payments (cash or noncash) we receive from our sublicensees. Those royalties will be 19% of all sublicensing consideration we receive prior the first commercial sale of a related product; commencing with the first commercial sale, the royalty owed to Emory will be 27.5% of all sublicensing consideration we receive.

•	Patent Reimbursements. During the term of the Emory License we are obligated to reimburse Emory for ongoing third party costs in connection with the filing, prosecution and maintenance of patent applications subject to the Emory License. The expense associated with these ongoing patent cost reimbursements to Emory amounted to $102,141, $243,653 and $98,842 for the years ended December 31, 2008, 2007 and 2006, respectively.
We may not use the Emory Technology for any purpose other than that permitted by the Emory License. Emory also reserves the right to use the Emory Technology for research, educational and non-commercial clinical purposes. Due to the use of federal funds in the development of the Emory Technology, the United States Government has the irrevocable, royalty-free, paid-up right to practice and have practiced certain patents throughout the world, should it choose to exercise such rights.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources
Contractual Obligations, page 24
2.	Please provide revised disclosure that includes tabular disclosure of your contractual obligations as required by Item 303(A)(5) of Regulation S-K. Include in the contractual obligations table the cash obligations under your license agreement with Emory University. Where uncertainties prevent making a reasonable estimate of the obligations, explain the uncertainties in a note to the table indicating the aggregate milestone payments, their timing, events triggering their payment, and expected effects on financial position, operations and capital resources.
Response:
We intend to include the revised disclosure in our Form 10-K for the Fiscal Year Ending December 31, 2009. We expect our disclosure to appear in all material respects as set forth below, with changes as may be necessary to accurately reflect the facts and circumstances in existence at the time of our filing.
Contractual obligations represent future cash commitments and liabilities under agreements with third parties, and exclude contingent liabilities for which we cannot reasonably predict future payment. Additionally, the expected timing of payment of the obligations presented below is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the timing of receipt of goods or services or changes to agreed-upon terms or amounts for some obligations.
The following table represents our contractual obligations as of December 31, 2009, aggregated by type (in thousands):

Payments Due by Period
Contractual			Less than	1-3	4-5	More than
Obligations	Total		1 Year	Years	Years	5 years
Operating Lease Obligations (1)	[Numbers to be provided in final disclosure]
Purchase Obligations (2)
Emory University — License Agreement (3)		—	—	—	—	—

Total	$		$	$	$	$

(1)	Our operating lease obligations relate to the facility lease for our 8,430 square foot facility in Smyrna, Georgia, which houses our laboratory operations and our administrative offices. The lease, which was effective November 1, 2009, expires on December 31, 2014.

(2)	Purchase obligations primarily relate to (i) supply agreements with third party contract manufacturers for production of our vaccines for use in clinical trials, (ii) research and development commitments, including subcontracted research pursuant to our IPCAVD grant from the NIH, (iii) firm commitments for capital expenditures, and (iv) open purchase orders for the acquisition of goods and services in the ordinary course of business.

(3)	Pursuant to the Emory License, we have committed to make potential future milestone and royalty payments which are contingent upon the occurrence of future events. Such events include development milestones, regulatory approvals and product sales. Because the achievement of these milestones is currently neither probable nor reasonably estimable, the contingent payments have not been included in the table above or recorded on our Consolidated Balance Sheets. The aggregate total of all potential milestone payments included in the Emory License (excluding royalties on net sales) is approximately $3.5 million.
As of December 31, 2009, except as disclosed in the table above, we had no other material firm purchase obligations or commitments for capital expenditures and no committed lines of credit or other committed funding or long-term debt. We have employment agreements with our three senior management team members and a consulting agreement with our Chairman, each of which may be terminated with 30 days advance notice.
Results of Operations
Research and Development, page 25
3.	Where research and development activities are a substantial aspect of the company’s operations, the following information should be disclosed for each major research and development project:
•	The current status of the project;

•	The costs incurred during each period presented and to date on the project;

•	The nature, timing and estimated costs of the efforts necessary to complete the project;

•	The anticipated completion dates;

•	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally

•	The period in which material net cash inflows from significant projects are expected to commence.
If research and development costs are not maintained by project, disclose that fact and explain why management does not maintain and evaluate research and development costs by project. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

To the extent that dates or amounts are not estimable, disclose the facts and circumstances that preclude making a reasonable estimate.
Response:
We intend to include the revised disclosure in our Form 10-K for the Fiscal Year Ending December 31, 2009. We expect our expanded disclosure to include the information as set forth below, integrated with additional discussion similar to that which was included in our 2008 Form 10-K, and modified according to the facts and circumstances in existence at the time of our filing.
Our major ongoing research and development programs are focused on the clinical development of our DNA and MVA vaccines (designed for use together in a prime-boost system) for the prevention and/or treatment of HIV/AIDS. We are developing two clinical pathways for our vaccine candidates — (i) as a preventative vaccine to prevent development of AIDS in healthy individuals who are exposed to the HIV virus, and (ii) as a therapeutic vaccine to prevent development of AIDS in those individuals who have already been infected with the HIV virus.
Our preventative vaccine candidate is currently in a Phase 2a clinical trial, being conducted and funded by the HIV Vaccine Trials Network, which we expect to be completed during mid-2011 based on current patient enrollment rates. With regard to our therapeutic vaccine candidate, we expect to begin a Phase 1 clinical trial during the first quarter of 2010, subject to FDA clearance. We expect this trial to be completed within 12-18 months from the date of first patient enrollment.
In addition to our clinical development program for our vaccine candidates, we are conducting preclinical research on the impact of adding adjuvants (immune system stimulants) to our vaccine components to investigate whether they can improve the effectiveness of our vaccine candidates. This work is being funded by the NIH through an Integrated Preclinical/Clinical AIDS Vaccine Development. grant (IPCAVD) to GeoVax. If the activities funded by the IPCAVD grant are successful, it may result in a secondary clinical program for the development of the next generation of our HIV/AIDS vaccines.
Since our inception, all of our research and development efforts have been focused on development of our HIV/AIDS vaccines, which we have managed and evaluated to date as a single project. Upon our receipt of the IPCAVD grant in late 2007, we began tracking the direct costs associated with the grant as a separate project even though the activities are closely related to our HIV/AIDS vaccine development efforts. The table below summarizes our research and development expenses for each of the years in the three year period ended December 31, 2009 (in thousands). The amounts shown related to the IPCAVD grant represent all costs directly associated with the grant activities, including salaries and personnel-related expenses, supplies, consulting, contract services and travel. The remainder of our research and development expense is allocated to our general HIV/AIDS vaccine program.

R&D Project	2009	2008	2007
IPCAVD Grant — Vaccine Adjuvants	[Numbers to be provided in final disclosure]
DNA/MVA Vaccines — HIV/AIDS

Total Research and Development Expense

Our vaccine candidates still require significant, time-consuming and costly research and development, testing and regulatory clearances. Completion of clinical development will take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a product candidate. The cost of the ongoing Phase 2a clinical trial for our preventative vaccine is being funded by the HVTN, but we cannot be certain whether the HVTN or any other external source will provide funding for further development. With regard to our therapeutic vaccine, we intend to fund the cost of the Phase 1 clinical trial (estimated at approximately $500,000), and we will seek government or third party support for future clinical trials, but there can be no assurance that we will be successful. The duration and the cost of future clinical trials may vary significantly over the life of the project as a result of differences arising during development of the clinical trial protocols, including, among others, the following:
•	the number of patients that ultimately participate in the trial;

•	the duration of patient follow-up that seems appropriate in view of the results;

•	the number of clinical sites included in the trials; and

•	the length of time required to enroll suitable patient subjects.
Due to the uncertainty regarding the timing and regulatory approval of clinical trials and preclinical studies, our future expenditures are likely to be highly volatile in future periods depending on the outcomes. From time to time, we will make determinations as to how much funding to direct to these programs in response to their scientific, clinical and regulatory success, anticipated market opportunity and the availability of capital to fund our programs.
In developing our product candidates, we are subject to a number of risks that are inherent in the development of products based on innovative technologies. For example, it is possible that our vaccines may be ineffective or toxic, or will otherwise fail to receive the necessary regulatory clearances, causing us to delay, extend or terminate our product development efforts. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase which, in turn, could have a material adverse effect on our results of operations and cash flows. Because of the uncertainties of clinical trials, estimating the completion dates or cost to complete our research and development programs is highly speculative and subjective. As a result of these factors, we are unable to accurately estimate the nature, timing and future costs necessary to complete the development of our product candidates. In addition, we are unable to reasonably estimate the period when material net cash inflows could commence from the sale, licensing or commercialization of such product candidates, if ever.
Report of Independent Registered Public Accounting Firm on Financial Statements, page F-2
4.	Please amend your filing to include the report of the auditors referred to by Porter Keadle Moore LLP that covers the period from inception (June 27, 2001) through December 31, 2005, which complies with Rule 2-02 of Regulation S-X and PCAOB Auditing Standard 1. Refer to Rule 2-05 of Regulation S-X.
Response:
We will amend our Form 10-K for the year ended December 31, 2008 as requested.
In making the above responses to your comments, the Company acknowledges that:
(1)	it is responsible for the adequacy and accuracy of the disclosure in its filings;

(2)	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to contact the undersigned with any additional comments you may have. Additional correspondence may be faxed to 404-712-9357

Very truly yours, GEOVAX LABS, INC.
By:	/s/ Mark W. Reynolds
Mark W. Reynolds
Chief Financial Officer